SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                       60 EAST 42ND ST. ASSOCIATES L.L.C.
                            (Name of Subject Company)

    MPF-NY 2006, LLC; MPF Badger Acquisition Co., LLC; Moraga Gold, LLC; MPF Senior Note Program I, LP; MPF ePlanning Opportunity Fund, LP; MPF Blue Ridge
Fund II, LLC; MPF DeWaay Fund 3, LLC; MPF Value Fund 7, LLC; MPF DeWaay Premier
  3, LLC; Sutter Opportunity Fund 4, LLC; MPF Income Fund 22, LLC; MPF Special Fund 8, LLC; MPF Blue Ridge Fund I, LLC; MacKenzie Patterson Special Fund 6,
   LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Fund 5, LLC; MPF Special Fund 9, LLC; MPF Flagship Fund 9, LLC; MPF Flagship Fund 11, LLC; MPF
            DeWaay Premier Fund, LLC; MPF DeWaay Premier Fund 2, LLC;
                       and MacKenzie Patterson Fuller, LP
                                    (Bidders)

              PARTICIPATION UNITS ("UNITS") OF LLC MEMBER INTERESTS
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                  Copy to:
Christine Simpson                                 Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                    MacKenzie Patterson Fuller, LP
1640 School Street                                1640 School Street
Moraga, California  94556                         Moraga, California  94556
(925) 631-9100 ext.224                            (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                            Amount of
         Valuation*                                             Filing Fee

         $8,100,000                                             $866.70

 * For purposes of calculating the filing fee only. Assumes the purchase of 135 Units at a purchase price equal to $60,000 per Unit in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:
         Form or Registration Number:
         Filing Party:
         Date Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2006, LLC; MPF Badger Acquisition Co., LLC; Moraga Gold, LLC; MPF Senior Note Program I, LP; MPF ePlanning Opportunity Fund, LP; MPF Blue Ridge Fund II, LLC; MPF DeWaay Fund 3, LLC; MPF Value Fund 7, LLC; MPF DeWaay Premier 3, LLC; Sutter Opportunity Fund 4, LLC; MPF Income Fund 22, LLC; MPF Special Fund 8, LLC; MPF Blue Ridge Fund I, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Fund 5, LLC; MPF Special Fund 9, LLC; MPF Flagship Fund 9, LLC; MPF Flagship Fund 11, LLC; MPF DeWaay Premier Fund, LLC; and MPF DeWaay Premier Fund 2, LLC (collectively the "Purchasers") to purchase up to 135 Participation Units of LLC member interests (the "Units") in 60 EAST 42ND ST. ASSOCIATES L.L.C. (the "Company"), the subject company, at a purchase price equal to $60,000 per Unit, less the amount of any distributions declared or made with respect to the Units between February 16, 2007 (the "Offer Date") and April 6, 2007 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 16, 2007 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. As noted above, the Offer price would be subject to reduction for distributions made or declared prior to the Expiration Date. Any distributions made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal, would be assigned by tendering Unit holders to the Purchasers. MacKenzie Patterson Fuller, LP is named as a bidder herein because it is deemed to control the Purchasers, but is otherwise not participating in the offer described in this schedule.

         In the event of a price reduction resulting from a Company distribution declared or made after the Offer Date and before the Expiration Date, as described above, the Purchasers will file an amendment to this Schedule TO reflecting such reduction and will, to the extent necessary, extend the Expiration Date to assure there is a minimum ten business day period following the amendment before the Offer expires.

         Tender of Units will include the tender of any and all securities into which the Units may be converted and any securities distributed with respect to the Units from and after the Offer Date.

         The Company had 801 holders of record owning an aggregate of 700 Units as of SEPTEMBER 30, 2006, according to its Quarterly Report on Form 10-Q for the period ending September 30, 2006. The Purchasers and their affiliates currently beneficially own 0 Units, or 0.0% of the outstanding Units. The 135 Units subject to the Offer constitute 19.29% of the outstanding Units. Consummation of the offer, if all Units sought are tendered, would require payment by the Purchasers of up to $8,100,000 in aggregate Purchase Price, which the Purchasers intend to fund out of their current working capital.

         The address of the Company's principal executive offices is 60 East 42nd Street, New York, New York 10165, and its phone number is (212) 687-8700.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12. Exhibits.

(a)(1) Offer to Purchase dated February 16, 2007

(a)(2) Letter of Transmittal

(a)(3) Form of Letter to Unit holders dated February 16, 2007

(a)(4) Form of advertisement in Investor's Business Daily

(b)- (h) Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 16, 2007

MPF-NY 2006, LLC; MPF Badger Acquisition Co., LLC; Moraga Gold, LLC; MPF Senior Note Program I, LP; MPF ePlanning Opportunity Fund, LP; MPF Blue Ridge Fund II, LLC; MPF DeWaay Fund 3, LLC; MPF Value Fund 7, LLC; MPF DeWaay Premier 3, LLC; Sutter Opportunity Fund 4, LLC; MPF Income Fund 22, LLC; MPF Special Fund 8, LLC; MPF Blue Ridge Fund I, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Fund 5, LLC; MPF Special Fund 9, LLC; MPF Flagship Fund 9, LLC; MPF Flagship Fund 11, LLC; MPF DeWaay Premier Fund, LLC; MPF DeWaay Premier Fund 2, LLC

By:      /s/ Chip Patterson
         ---------------------------------
         Chip Patterson, Senior Vice President of Manager or
         General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:      /s/ Chip Patterson
         ---------------------------------
         Chip Patterson, Senior Vice President

                                  EXHIBIT INDEX


Exhibit    Description

(a)(1)     Offer to Purchase dated February 16, 2007

(a)(2)     Letter of Transmittal

(a)(3)     Form of Letter to Unit holders dated February 16, 2007

(a)(4)     Form of advertisement in Investor's Business Daily